UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blockchain Coinvestors Acquisition Corp. I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G11765107

(CUSIP Number)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G11765107

1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of Spring Creek Capital, LLC (“Spring Creek”), and Koch, Inc. became the indirect ultimate parent company of both Spring Creek and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any Class A ordinary shares, par value $0.0001 per share (the “Public Shares”), of Blockchain Coinvestors Acquisition Corp. I (the “Issuer”) held by Spring Creek.

CUSIP: G11765107

1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Calculated using 12,900,648 Public Shares deemed outstanding as of May 15, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

CUSIP: G11765107

1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON CO

(1)	Calculated using 12,900,648 Public Shares deemed outstanding as of May 15, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

CUSIP: G11765107

Item 1(a). Name of Issuer: Blockchain Coinvestors Acquisition Corp. I (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

Item 2(a). Name of Person Filing:

Spring Creek Capital, LLC (“Spring Creek”)

SCC Holdings, LLC (“SCC”)

KIM, LLC (“KIM”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (“KIGH”)

Koch Companies, LLC (“KCLLC”)

Koch, Inc.

Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: 250,000 (“Public Shares”).

Item 2(e).CUSIP No.: G11765107.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 12,900,648 Public Shares deemed outstanding as of May 15, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

CUSIP: G11765107

Spring Creek is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments. As of the date hereof, none of the Reporting Persons hold any Public Shares.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: G11765107

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2024

Spring Creek Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KIM, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Companies, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Industries, LLC

By:	/s/ Michael F. Zundel
Name:	Michael F. Zundel
Title:	Assistant Secretary

CUSIP: G11765107

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement